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                             July 21, 2023

       Ramzi Haidamus
       Chief Executive Officer
       PepperLime Health Acquisition Corporation
       548 Market Street, Suite 97425
       San Francisco, CA 94104

                                                        Re: PepperLime Health
Acquisition Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 13, 2023
                                                            File No. 001-40915

       Dear Ramzi Haidamus:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed July 13, 2023

       Risk Factors
       The Committee on Foreign Investment in the United States ("CFIUS")..., page 4

   1. We refer to your letter, dated January 25, 2023, submitted in response to the review of your Annual Report on
Form 10-K for the fiscal year ended December 31, 2021, where you confirmed that your
sponsor has substantial ties with non-U.S. persons and that
                                                        certain of your board
members are non-U.S. persons, and where you had proposed risk disclosure. To the
extent that such proposed disclosure continues to be applicable, please revise your risk factor
disclosure to include information provided in such proposed
                                                        disclosure, including
the fact that members of your Board are non-U.S. persons, so that investors have the
necessary context to assess the risk you disclose.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ramzi Haidamus
PepperLime Health Acquisition Corporation
July 21, 2023
Page 2

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776
with any questions.



                                                         Sincerely,
FirstName LastNameRamzi Haidamus
                                                     Division of Corporation
Finance
Comapany NamePepperLime Health Acquisition Corporation
                                                     Office of Real Estate &
Construction
July 21, 2023 Page 2
cc:       Giovanni Caruso
FirstName LastName